UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*




                     ADDvantage Technologies Group, Inc.
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                              (Name of Issuer)


                   Common Stock, $0.01 par value per share
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                       (Title of Class of Securities)


                                 006743306
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                              (CUSIP Number)

                            Kenneth A. Chymiak
                 1605 East Iola, Broken Arrow, Oklahoma  74012
                               918-251-2887
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         (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                            September 30, 2004
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           (Dates of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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        1.      Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                Susan C. Chymiak, Trustee of the Susan Chymiak Revocable Trust Dated 3/4/92
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        2.      Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)     ..........[   ]

                (b)     ..........[   ]

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        3.      SEC Use Only ..................................................

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        4.      Source of Funds (See Instructions) ............................

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        5.      Check if Disclosure of Legal Proceedings Is Required Pursuant
                to Items 2(d) or 2(e) .........................................
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        6.      Citizenship or Place of Organization   United States of America



Number of               7.      Sole Voting Power.................... 1,796,000
Shares Bene-
ficially Owned          8.      Shared Voting Power..................         0
by Each
Reporting Person        9.      Sole Dispositive Power............... 1,796,000
With
                       10.      Shared Dispositive Power.............         0

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       11.      Aggregate Amount Beneficially Owned by Each
                                Reporting Person ................     1,796,000

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       12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions) ..........[ X ]
                Does not include shares owned by spouse, beneficial ownership of which is disclaimed. Spouse, Kenneth A. Chymiak, files separately.
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       13.      Percent of Class Represented by Amount in Row (11) ..... 17.81%

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       14.      Type of Reporting Person (See Instructions)
                ...............................................................
                IN.............................................................
                ...............................................................
                ...............................................................

Item 1.     Security and Issuer

        This Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of ADDvantage Technologies Group, Inc., an Oklahoma corporation ("ATG"). The principal executive offices of ATG are located at 1605 East Iola, Broken Arrow, Oklahoma 74012.

Item 2.     Identity and Background

        No change from original filing.

Item 3.     Source and Amount of Funds or Other Consideration

        See Item 3 of Schedule 13D filed by Susan C. Chymiak with the Securities and Exchange Commission on October 14, 1999 with respect to the Issuer, which this filing amends and which are incorporated herein by reference.

Item 4.     Purpose of Transaction

        No change from original filings.

Item 5.     Interest in Securities of the Issuer

        (a) Incorporated by reference to items (7) through (11) of the cover page.

        (b) Incorporated by reference to items (7) through (11) of the cover page.

        (c) Following are sales made under the 10b5-1 plan during the past 60 days:

Date              Amount     Price/share     Description
----              ------     -----------     ----------------------------------

August 2, 2004    5,000        $4.78         sale on open market under Rule 144
August 3, 2004    1,000        $4.70         sale on open market under Rule 144

        On September 30, 2004, ADDvantage Technologies Group, Inc. redeemed all of the company's issued and outstanding shares of Series A 5% Cumulative Convertible Preferred Stock ("Series A Preferred Stock") at its stated value of $40.00 per share. Ms. Chymiak and her spouse each owned 50,000 shares of Series A Preferred Stock and each received a redemption payment of $2,000,000 for their shares. Each share of Series A Preferred Stock was convertible into ten shares of common stock. By reason of the redemption, Ms. Chymiak's beneficial ownership of common stock decreased by 500,000 shares. Her spouse's beneficial ownership decreased by the same amount.

        (d) No person other than Ms. Chymiak has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,796,000 of Common Stock of ATG owned by Ms. Chymiak.

        (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

CUSIP No. 006743306

         Ms. Chymiak has suspended sales under her Rule 10b5-1(c)(1) Sales Plan with Bear Stearns & Co., Inc. effective September 30, 2004.


Item 7.     Material to Be Filed as Exhibits

        None.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 13, 2004
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Date


/s/ Susan C. Chymiak
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Signature


Susan C. Chymiak, Trustee of the Susan Chymiak Revocable Trust dated 3/4/92
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Name/Title